EXHIBIT (d)(1)(b)

FEE REDUCTION AGREEMENT

AGREEMENT made as of this 1st day of March 2014, among Eaton Vance Special Investment Trust (the “Trust”), on behalf of Eaton Vance Small-Cap Value Fund (the “Fund”), and Boston Management and Research (the “Adviser”).

WHEREAS, the Trust on behalf of the Fund has entered into an Investment Advisory and Administrative Agreement (the “Advisory Agreement”) with the Adviser, which provides that the Adviser shall be entitled to receive compensation at a certain rate; and

WHEREAS, the Adviser has offered to reduce such advisory fee rate, and the Trust has accepted such fee reduction, such fee reduction being effective as of March 1, 2014; and

WHEREAS, the Adviser and the Trust wish to memorialize said fee reduction in writing;

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein and for other good and valuable consideration, receipt of which is hereby acknowledged, the Trust and the Adviser hereby jointly and severally agree as follows:

1.

For so long as the Advisory Agreement shall remain in effect, notwithstanding any provisions of the Advisory Agreement to the contrary, the Adviser will reduce its advisory fee for the Trust in accordance with the fee reduction schedule set forth on Exhibit A hereto.

2.

This Agreement may only be terminated or amended upon the mutual written consent of the Trust and the Adviser; provided, however, that (i) no termination of this Agreement shall be effective unless approved by the majority vote of those Trustees of the Trust who are not interested persons of the Adviser or the Trust (the “Independent Trustees”) and by the vote of a majority of the outstanding voting securities of the Fund; (ii) no amendment of this Agreement shall be effective unless approved by the majority vote of the Independent Trustees; and (iii) no amendment of this Agreement that decreases the fee reductions set forth herein shall be effective unless approved by the vote of a majority of the outstanding voting securities of the Fund.

3.

For purposes of this Agreement the term “vote of a majority of the outstanding voting securities of the Fund” shall mean the vote, at a meeting of shareholders, of the lesser of (i) 67 per centum or more of the shares of the Fund present or represented by proxy at the meeting if the holders of more than 50 per centum of the outstanding shares of the Fund are present or represented by proxy at the meeting, or (ii) more than 50 per centum of the outstanding shares of the Fund.

4.

This instrument is executed under seal and shall be governed by Massachusetts law.

IN WITNESS WHEREOF, this Agreement has been executed as of the date set forth above by a duly authorized officer of each party.

EATON VANCE SPECIAL INVESTMENT TRUST

(on behalf of Eaton Vance Small-Cap Value Fund)

By:

/s/ Maureen A. Gemma

Maureen A. Gemma

Vice President

BOSTON MANAGEMENT AND RESEARCH

By:

/s/ Deidre E. Walsh

Deidre E. Walsh

Vice President

017_0266

Exhibit A

ADVISORY FEE REDUCTION SCHEDULE

Eaton Vance Small-Cap Value Fund

(Effective as of March 1, 2014)

The Adviser’s asset-based advisory fee is reduced and computed as follows:

Average Daily Net Assets for the Month	Annual Fee Rate (for each level)
Up to $500 million	0.750%
$500 million but less than $1 billion	0.725%
$1 billion but less than $2.5 billion	0.700%
$2.5 billion but less than $5 billion	0.680%
$5 billion and over	0.665%

017_0266

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